

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2010

Mr. Ed Miu
Chief Financial Officer
Eldorado Gold Corporation
550 Burrard Street, Suite 1188
Vancouver, British Columbia
Canada V6C 2B5

> **Re:** **Eldorado Gold Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 40-F/A for the Fiscal Year Ended December 31, 2009**
> **Filed May 6, 2010**
> **File No. 001-31522**

Dear Mr. Miu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2009

Consolidated Financial Statements

4. Acquisitions and Divestitures

(a) Sino Gold

1.   We note that you have assigned $1,857,900 as fair value at acquisition to the mining
        interests and property, plant and equipment acquired from Sino Gold under Canadian
        GAAP. We also note that the fair value of the same properties at acquisition was
        recorded at $2,040,553 under U.S. GAAP. To help us understand your accounting for the
        acquisition of Sino Gold, please provide your analyses which demonstrate how you
        determined the fair value of your mineral properties upon the acquisition under both
        Canadian and U.S. GAAP. In your response, please provide the reference to the
        authoritative literature that supports your accounting under both Canadian and U.S.
        GAAP.

Engineering Comments

Form 40-F for the Year Ended December 31, 2009

Exhibit 99.1 Annual Information Form

Mineral Reserves and Mineral Resources, page 6

2.   We note the inferred resource tonnage as stated by your January 2010 report "Technical
        Report Perama Hill Project Thrace, Greece" does not correspond to the amount shown in
        your recent filing. Please modify your filing to correspond to your reports reserve and
        resource estimates or provide an explanation for this discrepancy.

3.   We note the Vila Nova resource does not list a cutoff grade estimate. The cutoff grade is
        a critical component used to evaluate the potential of the mineral properties. Please
        disclose the commodity prices, operating costs and recovery parameters used to
        determine your cutoff grade estimate. Please show that this calculation demonstrates the
        cutoff grade or tenor used to define your mineral resource has reasonable prospects for
        economic extraction. In establishing your cut-off grade, your disclosure must
        realistically reflect the location, deposit scale, continuity, assumed mining method,
        metallurgical processes, costs, and reasonable metal prices, i.e. based on a three-year
        historic average.

4.   Please disclose the following information within or adjacent to your reserve tables:

- A statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery.

- The metallurgical recovery factor for each of your mines.

- All historic three-year average commodity prices and currency conversion factors that were used to estimate your reserves.

- A statement indicating whether your resource estimates are inclusive of exclusive of your reserve estimates.

Eastern Dragon Gold Project, page 35

5.   We note one of the permits required prior to commencement of ore production includes a Safety Assessment. In future filings please expand your disclosure by discussing the safety and occupational requirements for the countries in which you operate and the safety programs your company employs to achieve these requirements. If would be helpful to include safety statistics, such as a lost-time injury frequency rate, fatal injury frequency rate, and other statistical measures your organization utilizes to monitor performance, if these metrics are available.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335, or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief